December 27, 2018

Alcon Inc.
Form 20-F
Filed November 13, 2018
File No. 001-31269

Dear Ms. Percival:

Alcon Inc. (the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Amendment No. 1 (“Amendment No. 1”) to its draft Registration Statement on Form 20-F submitted to the SEC on November 13, 2018 (the “Registration Statement”).  This letter and Amendment No. 1 set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated December 10, 2018 (the “Comment Letter”), relating to the Registration Statement.  Clean copies of Amendment No. 1 and copies of Amendment No. 1 that have been marked to show changes made to the Registration Statement (the “Marked Registration Statement”) are enclosed for your convenience along with copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1. All references to page numbers in these responses are to pages of the Marked Registration Statement.

Our Markets, page 5

1.                   Please identify the sources of your industry statistics and market data. To the extent any anticipated growth rates or market data that you discuss are based on internal projections, please revise to provide a description of how these estimates were calculated. Your disclosure should describe any material assumptions used in such calculations.

Response:  The Company has revised its disclosure on page 2 to address the Staff’s comment.

The Vision Care Market, page 7

2.                   Please tell us whether the increased sales premium per patient mentioned in the first bullet point on page 8 reflects any customary rebates or discounts as mentioned on page 130.

Response:  The Company has revised its disclosure on page 9 to address the Staff’s comment.

Outstanding Customer Relationships..., page 13

3.                   Please clarify the ratings you received in your commissioned surveys. In this regard, it is unclear the comparisons that were used and whether those comparisons were part of your commissioned studies or whether your studies were compared to your competitors’ commissioned studies.

Response:  The Company has revised its disclosure on page 14 to address the Staff’s comment.

Reasons for the Separation and the Spin-off, page 16

4.                   Please disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were not pursued. Also, disclose why you decided to effect the spin-off at this time and the relevant factors you considered with regard to timing.

Response:  The Company has revised its disclosure on pages 16—17 to address the Staff’s comment.

5.                   Clarify what you mean by a “more nimble medical device company.”

Response:  The Company has revised its disclosure on pages 17 and 78 to address the Staff’s comment.  The Company further directs the Staff to the disclosure under the heading “Creation of a more nimble medical device company with ability to quickly focus on innovating products to meet the needs of the market” on page 78, which describes in more detail that, among other things, the Company’s flexibility to focus on the differing and more iterative product research and development cycle and innovation goals of the medical device industry, as compared to the pharmaceutical industry, will allow the Company to better target its R&D investments with the goal of maximizing their impact on its business.

6.                   Balance your disclosure here to discuss with equal prominence the negative factors on page 77.

Response:  The Company has revised its disclosure on pages 17—18 to address the Staff’s comment.

What are the conditions to the spin-off?, page 25

7.                   We note your disclosure that certain conditions may be waived by Novartis. Please indicate the conditions that may be waived.

Response:  The Company has revised its disclosure on pages 26—27 to address the Staff’s comment.

Will Alcon incur any debt prior to or at the time of the spin-off?, page 27

8.                   We note your disclosure that you anticipate securing $3.5 billion in debt financing immediately prior to the spin-off. Please tell us the status of any negotiations for debt financing and whether the debt financing is a condition to the spin-off. Also, tell us whether you plan to file the debt financing agreement as an exhibit to the registration statement before effectiveness.

Response:  Preliminary disclosure reflecting the Company’s current expectations about the debt financing arrangements anticipated to be entered into prior to and in connection with the spin-off has been included on pages 215—216. The Company advises the Staff that negotiations with respect to the debt financing arrangements are ongoing and that the debt financing is not expected to be a condition to the spin-off. Information regarding any additional material terms of the debt financing arrangements and whether the definitive agreements relating thereto are expected to be filed as exhibits will be provided in a subsequent amendment to the Registration Statement.

Failure to comply with law..., page 50

9.                   Please provide more specificity regarding the subject of investigations mentioned in this risk factor. Also, quantify the portion of your business derived from your activities in the referenced geographical locations so that an investor will understand the extent of the risk discussed.

Response:  The Company has revised its disclosure on pages 51—52 to address the Staff’s comment.  As explained in the revised disclosure, the investigation relates to the Company’s accounting, internal controls, and business practices in Asia and Russia, including recognition of revenue for surgical equipment and related products and services, as well as relationships with third-party distributors, both before and after the Company became part of the Novartis Group. However, the Company respectfully advises the Staff that the investigations remain ongoing and no legal proceedings relating thereto have been instituted against the Company or its employees as of the date of Amendment No. 1, and therefore the focus of the DoJ and SEC’s investigations could change over time.  Furthermore, with respect to the ongoing investigations by the DoJ and the SEC relating to certain business practices in Asia and Russia and related accounting treatment and internal controls, the Company advises the Staff that Novartis will indemnify the Company in respect of defined direct monetary liabilities relating to the current scope of such investigation, as disclosed on pages 208 and F-45—46, which mitigates the extent of the risk to the Company of these matters.

Our voluntary market withdrawal..., page 52

10.            Clarify (1) the reason for the voluntary withdrawal and (2) the types of claims and other actions you may be subject to in connection with the withdrawal.

Response:  The Company has revised its disclosure on page 53 to address the Staff’s comment. The Company respectfully advises the Staff that it is currently not subject to any actual or threatened proceedings in connection with the withdrawal.

Reasons for the Spin-off, page 76

11.            Tell us whether the board considered lost synergies or a less diversified business as negative factors in effectuating the spin-off.

Response:  The Company has revised its disclosure on pages 78—79 to address the Staff’s comment.  The Company further respectfully advises the Staff that while a less diversified Alcon business was considered as a potential negative factor for the spin-off as disclosed in item (iv) under the heading “Inability to realize anticipated benefits of the separation and the spin-off”, the benefits associated with the spin-off in allowing Novartis to more effectively pursue its distinct operating priorities and strategies as a pharmaceutical-focused company outweighed any negative considerations of a less diversified Novartis business following the completion of the spin-off.

Opportunity and Risk Summary, page 128

12.            Discuss the challenges that led to the turnaround plan you disclose in this section. Add appropriate risk factor disclosure to discuss any material risks to your business relating to those challenges.

Response:  The Company has revised its disclosure on page 129 to address the Staff’s comment. The Company further respectfully directs the Staff to the risk factor disclosure under the heading “Risks Related to Our Business Generally”, including the following risk factors which describe in more detail certain material risks to the Company’s business, including those relating to the challenges that led to the implementation of the turnaround plan:

•                        “Our financial performance depends on the commercial success of our products and our ability to maintain our position in the markets in which we compete and to build and expand our markets.” Page 38.

•                        “The eye care devices market is highly competitive and if we fail to keep pace with advances in our industry, we may be unable to maintain our position in the markets in which we compete.” Pages 39—40.

•                        “Our research and development efforts may not succeed in bringing new products to market, or may fail to do so in a cost-efficient manner, or in a manner sufficient to grow our business, replace lost revenue and income or take advantage of new technologies.” Pages 40—41.

•                        “If we fail to maintain our relationships with, and provide appropriate training in our products to, healthcare providers, including ophthalmologists, optometrists, opticians, hospitals, ambulatory surgical centers and group purchasing organizations, customers may not buy our surgical and vision care products and our sales and profitability may decline.” Pages 45—46.

•                        “Changes in inventory levels or fluctuations in buying patterns by our large distributor and retail customers may adversely affect our sales and earnings and add to sales variability from quarter to quarter.” Pages 46—47.

•                        “We may experience difficulties implementing our new enterprise resource planning system.” Page 54.

Item 5. Operating and Financial Review and Prospects
Results of Operations
Nine Months ended September 30, 2018 compared to the nine months ended September 30, 2017, page 132

13.            We reference your disclosure that the increase in surgical sales was due to double-digit growth of AT-IOLs as well as continued growth in consumables and equipment. Please revise your disclosure to discuss the underlying reasons for the double-digit growth in AT-IOL and the growth in equipment service revenues and sales of vitreoretinal equipment. For example, disclose if the increase was driven by new product offerings, demand or pricing changes. Refer to Item 5.A.1 of Form 20-F and Section III.D of SEC Release No. 33-6835.

Response:  The Company has revised its disclosure on page 134 to address the Staff’s comment.

2016 compared to 2015, Net Sales by segment, page 145

14.            We note the reference to “equipment lifecycle” in both the cataract and refractive markets in your discussion of surgical sales for the year ended December 31, 2016. Please revise to explain the equipment lifecycle and how it impacts your surgical equipment revenue.

Response:  The Company has revised its disclosure on page 146 to address the Staff’s comment.

Combined Financial Statements
Note 22. Transactions with related parties, page F-62

15.            We reference page 116 which states that you will create your own financial, administrative, corporate governance and listed company compliance and other support systems or contract with third parties for support functions that were previously provided by Novartis. Please tell us how you considered Question 2 of SAB Topic 1:B related to disclosure of an estimate of the expenses that would have been incurred on a standalone basis for each year in which an income statement is required.

Response:  The Company has revised its disclosure on pages 68—69 and 117 to address the Staff’s comment. The Company advises the staff that Question 2 of SAB Topic 1:B was considered relative to disclosure of an estimate of the expenses that would have been incurred on a standalone basis for each of the years 2015, 2016 and 2017. The Novartis Business Services Charges, Corporate Overhead and Other Allocations from Novartis include the best estimate of all historical costs related to the Company.  The Company further advises that it analyzed the nature of the underlying costs and does not believe costs on a standalone basis would have produced materially different results.

Condensed Combined Interim Financial Statements
Note 3. Selected critical accounting policies, Revenue recognition, page F-86

16.            We note from page 91 that your surgical market includes sales of implantables, consumables and surgical equipment including associated technical, clinical and service support and training. On page F-17 you disclose that surgical equipment may be sold together with other products and services under a single contract. To help us better understand your accounting, please address the following:

•                  Describe to us the different types of sales arrangements you have with your customers, identify the products and services included in each type of arrangement, and tell us the circumstances under which the items noted above are sold as part of a bundled sales arrangement.

•                  Identify for us your separate performance obligations under the contracts that govern your arrangements and explain the related accounting treatment.

•                  Tell us if you loan or otherwise provide surgical equipment at reduced or no cost in any of these arrangements with the obligation to purchase consumables. If so, please describe any minimum purchase requirements and how you account for the sales arrangements.

Response:  The Company advises the Staff that contractual promises included in its surgical equipment sales arrangements vary from contract to contract.  Such surgical equipment sales arrangements may be structured as a cash sale, installment sale, or lease, as described in the Company’s response to Comment 17 below.  Although certain of the Company’s surgical equipment sales arrangements include usage-based payment terms, the customer is under no obligation to purchase consumable products or implantables and may instead elect to make direct cash payments.  In addition, surgical sales may include technical service contracts or other products such as consumable and implantable products associated with surgical procedures.  In certain circumstances, the Company provides loaner equipment to its customers, places demonstration units for a limited period of time with customers or potential customers that are evaluating our technology, or supplies equipment in response to tenders for other products where the tender specifications require the provision of equipment.  Below is a summary of common contractual promises included in the Company’s surgical equipment sales arrangements, including corresponding identification of performance obligations and revenue recognition.

Common Contractual Promises	Determination of Performance Obligations	Revenue Recognition
Surgical equipment delivery and installation

Equipment and the associated full installation service (including delivery, physical installation, and any required training including clinical training) are considered a single performance obligation, as the components of the installation are not separable from the promise to provide the equipment itself.

The timing and amount of revenue recognition for equipment is dependent upon the type of arrangement (e.g., sale or lease), as described in the Company’s response to Comment 17 below. Control is considered to transfer to the customer upon completion of the full installation service (including delivery, physical installation, and any required training including clinical training).

Post-installation services	Post-installation service support (e.g., Technical Service contracts) is offered and priced separately and is a separate performance obligation.

Technical Service revenue for service contracts is recognized on a straight-line basis over the service period. If a customer does not execute a technical service contract, the Company recognizes revenue for individual billable service calls at a point in time when the service is provided.

Consumables	Consumables represent a distinct promise forming a single performance obligation.	Revenue is recognized at a point in time when control is transferred to the customer, substantially all upon shipment to or receipt of the products by the customer.
Implantables	Implantables represent a distinct promise forming a single performance obligation.	Revenue is recognized at a point in time when control is transferred to the customer, substantially all upon shipment to or receipt of the products by the customer.

17.            We note from page F-17 that you recognize revenue from surgical equipment through cash and installment sales as well as under finance and operating lease arrangements. Please address the following:

•                  Describe to us the different payment and financing terms you offer in your sales arrangements for surgical equipment and explain how they result in revenue from the arrangement being recognized as a cash sale, installment sale, finance lease, or operating lease.

•                  Tell us how you account for each of the four types of arrangements.

•                  Quantify for us the revenue recognized under financing and operating lease arrangements for the periods presented in the combined financial statements.

•                  Tell us how you considered the disclosures required by paragraph 56 of IAS 17 related to operating leases.

•                  Explain to us how you considered the disclosure requirements of paragraph 16(A)(l) of IAS 34 and paragraphs 114—115 of IFRS 15 as it relates to the separate presentation of revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time.

Response:  The Company advises the Staff that its surgical equipment arrangements with customers may be structured as an outright cash sale, an installment sale, or lease.  Below is a summary of each type of arrangement and the corresponding accounting treatment.

•                  An equipment arrangement is considered an outright cash sale if the customer pays the full purchase price up front and receives title to the equipment.  Revenue is recognized at a point in time when control is transferred to the customer.

•                  An equipment arrangement is considered an installment sale if the customer elects to pay for the equipment in installment payments (either fixed or usage-based) in exchange for title to the equipment.  Revenue for the equipment is recognized at a point in time when control is transferred to the customer and any interest is recognized as Other Income over time.

•                  An equipment arrangement is considered a lease if the customer elects to pay rental fees (either fixed or usage-based) in exchange for use of the equipment.  Each lease agreement is assessed under IAS 17 to determine whether it should be classified as a finance lease or an operating lease for accounting purposes.  For finance leases, Revenue for the equipment is recognized at a point in time when control is transferred to the customer and any interest is recognized as Other Income over time.  For operating leases, Revenue is recognized over the duration of the rental period.  Finance leases and operating leases each represent less than 1% of total sales to third parties.

The Company advises the Staff that paragraph 56 of IAS 17 was considered relative to disclosure of operating lease arrangements.  The Company concluded that disclosure of future minimum lease payments for non-cancellable operating leases under paragraph 56(a) was not required because substantially all of its operating leases are cancellable.  In addition, as noted above, the Company’s operating leases represent less than 1% of total sales to third parties. The Company determined paragraph 56(b)’s requirement to disclose total contingent rents was not applicable based on the terms of the Company’s lease arrangements.  The Company included a general description of its lease arrangements in the disclosure on page F-17 to comply with paragraph 56(c).

Paragraph 16(A)(l) of IAS 34 and paragraphs 114—115 of IFRS 15 were considered relative to the separate presentation of revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time.  The disaggregated revenues presented on pages F-26 and F-94 are consistent with information that the Company’s chief operating decision maker regularly reviews in evaluating the financial performance of the Company’s operating segments, as well as the Company’s disclosures presented outside of the financial statements.

Equipment/Other Revenue includes Equipment revenue for cash sales, installment sales, and lease transactions while Other revenue is primarily attributable to technical service.  Technical service revenue represents approximately 2% of total third party sales and was not considered significant enough for separate disclosure.  The Company has revised its disclosure on page F-86 to address the Staff’s comment and clarify that substantially all of its revenues are recognized at a point in time.

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On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

D. Scott Bennett

Heather Percival

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Mr. Royce Bedward

General Counsel

Alcon Inc.

Chemin de Blandonnet 8

1714 Vernier, Geneva, Switzerland

VIA E-MAIL